UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 25, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer



Santander

1st Quarter 2018

(BR GAAP) Results

Disclaimer

Santander

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Agenda

Still enjoying profitable market share gains

Loans[1] (%)

Market share


+110 bps
7.9
8.3
9.0
1Q16
1Q17
1Q18

Deposits[1] (%)


+250 bps
7.6
8.0
10.1
1Q16
1Q17
1Q18

ROE (%)


+710bps
12.0%
11.2%
12.8%
12.6%
15.9%
19.1%
1Q13
1Q14
1Q15
1Q16
1Q17
1Q18

[1]Brazilian Central Bank. Last available data as of February, 2018. For better comparability we considered February for all periods.

Engagement and commitment provide sustainability to our business

Santander

Communication	Meritocracy	Culture & leadership
Straightforward	**Performance** aligned to **results achievement**	**Intrapreneurs**
Closer		**Protagonism**



88%
engaged
Ambition
Obsession for serving
Entrepreneurial Spirit
Tenacity
Diversity
Individual protagonism
environment
a diverse
Promotes
Emotional intelligence
Collaborate
Trustworthy
People development

Protagonism and incentive to knowledge

Indicators after one year of implementation

Academia Santander

73% trainings by internal multipliers

95% Employees trained

+220k Mobile accesses

+1.3MM Computer accesses

Customer experience

Santander

nps[1]

Net promoter score

Strategic driver for:

- **products**
- **service channels**
- **compensation incentives**

In one year



+5 points
44
49
1Q17
1Q18

We are convinced that using the **NPS will contribute** to the continuous **improvement** of the **customer experience** and **evolution** of the **Financial System**

Active customers

million



20.3
22.2
+9%
1Q17
1Q18

Digital customers

million

9.1

+33% YoY

Loyal customers

million

4.6

+25% YoY

[1] Methodology that makes daily evaluations of the likelihood of customers recommending Banco Santander based on their experience with the Bank, across the entire branch network and service channels.

Another opportunity in our Ecosystem

Santander

Santander Financiamentos

+ Negócios

+1.1 MM simulations[1]/months

+21% YoY origination

23.6% [2] market share

+281 bps YoY

webmotors

10MM visits[3]/month

Cockpit.

Buying and selling journey

crm. Business management/performance

autoguru. Data intelligence

Predictive models and pricing

Buyer profile

Market data

[1] Unique Simulations. [2]Brazilian Central Bank, February/18. [3] Unique Visits.

Agenda

Santander

Well-diversified results

Brazil contributed **27%** of 1Q18 results

Brazil	Spain	UK	SCF	Mexico
27%	18%[1]	13%	13%	7%

Chile	Portugal	USA	Argentina	Poland
6%	5%	5%	3%	2%



49%
America[2]
51%
Europe

Attributable Profit (EUR million)



22%
1.680
2.054
1Q17
1Q18

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

(*) Excluding Corporate Center and real estate activity in Spain. [1] Popular included. [2] Includes 1% regarding other Latam.

Agenda

Santander

Expectations of a gradual economic recovery: single-digit interest rate and controlled inflation

GDP | Real anual growth (%)


-3.6
1.0
2.8
3.0
2.5
2016
2017
2018 (e)
2019 (e)
2020 (e)

Interest rate | SELIC (%)


13.75
7.00
6.25
8.00
8.00
2016
2017
2018 (e)
2019 (e)
2020 (e)

Inflation | IPCA (%)


6.3
3.0
3.5
4.0
4.0
2016
2017
2018 (e)
2019 (e)
2020 (e)

Exchange rate | (R$/US$)


3.26
3.30
3.33
3.40
3.45
2016
2017
2018 (e)
2019 (e)
2020 (e)

Sources: Brazilian Central Bank, IBGE, Focus Research Projections (04/20/2018).

Agenda

Santander

Net income reaches R$ 2,859 million, climbing 25%YoY

Loan portfolio grows in the quarter and in the year, supported by commercial strategy

Comfortable capital and liquidity position

Net interest income increase supported by higher retail volumes

Fees continue to show strong growth in the year, driven by greater loyalty and transactionality

Effectiveness of our risk model reflected in portfolio quality levels under control

	(R$ million)	1Q18		1Q18 x 1Q17		1Q18 x 4Q17
Results	Net Interest Income	10,163	↑	14.6%	↑	7.0%
	Fees	4,134	↑	11.5%	↓	(2.5)%
	Allowance for Loan Losses	(2,652)	↓	17.1%	↑	(0.1)%
	Managerial Net Profit	2,859	↑	25.4%	↑	3.9%
	Efficiency Ratio	40.0%	↑	(489)bps	↑	(427)bps
Balance Sheet	Loan Portfolio	280,398	↑	9.0%	↑	2.9%
	BIS Ratio	15.3%	↓	(49)bps	↓	(55)bps

Santander

Net profit rises in the quarter and in the year, with recurring generation of solid results

Net Profit *(R$ million)*


25%
4%
2,280
2,335
2,586
2,752
2,859
1Q17
2Q17
3Q17
4Q17
1Q18

Customer base expansion and **greater transactionality** continue to be the main **drivers of our results**

Santander

Managerial P&L (R$million)	1Q18	1Q17	12M	1Q18	4Q17	3M
Net Interest Income	10,163	8,868	14.6%	10,163	9,498	7.0%
Fees	4,134	3,709	11.5%	4,134	4,239	-2.5%
Total Revenues	**14,298**	**12,577**	**13.7%**	**14,298**	**13,737**	**4.1%**
Allowance for Loan Losses	(2,652)	(2,264)	17.1%	(2,652)	(2,656)	-0.1%
General Expenses	(4,805)	(4,629)	3.8%	(4,805)	(5,183)	-7.3%
Others	(2,283)	(2,341)	-2.5%	(2,283)	(1,987)	14.9%
Profit Before Taxes	**4,557**	**3,343**	**36.3%**	**4,557**	**3,912**	**16.5%**
Taxes and Minority Interest	(1,698)	(1,063)	59.8%	(1,698)	(1,160)	46.4%
Managerial Net Income	**2,859**	**2,280**	**25.4%**	**2,859**	**2,752**	**3.9%**

Credit and market net interest income are the highlights in the quarter

Net Interest Income Breakdown *(R$ million)*


15%
7%
8,868
9,098
9,863
9,498
10,163
2,302
2,157
2,733
1,922
2,649
977
968
1,010
1,054
805
5,590
5,973
6,119
6,522
6,709
1Q17
2Q17
3Q17
4Q17
1Q18
Loan
Funding
Other

Interest Income | Ratios


Loan
8.9%
9.4%
9.4%
9.7%
10.0%
Funding
1.7%
1.6%
1.6%
1.6%
1.2%
1Q17
2Q17
3Q17
4Q17
1Q18

SELIC Interest Rate | Average

1Q17	2Q17	3Q17	4Q17	1Q18
12.7%	11.0%	9.2%	7.5%	6.7%

Segment mix | Loan


257.2
256.8
263.0
272.6
280.4
63%
65%
66%
68%
68%
37%
35%
34%
32%
32%
1Q17
2Q17
3Q17
4Q17
1Q18
Retail
+524bps
Corporate
-524bps

Santander

Loan portfolio accelerates in the quarter. Individuals and consumer finance continue to be the top performers



Loan Portfolio (R$ billion)
9%
3%
257,2
256,8
263,0
272,6
280,4
36.5%
37.9%
38.9%
39.7%
40.5%
13.9%
14.4%
14.9%
15.4%
15.6%
12.6%
12.7%
12.5%
12.6%
12.2%
36.9%
35.0%
33.7%
32.4%
31.7%
Mar.17
Jun.17
Sep.17
Dec.17
Mar.18
Individuals
Consumer Finance
SMEs
Corporate

R$ million	Mar 18	Mar 17	12M	3M
Individuals	113,700	93,986	21.0%	5.2%
Consumer Finance	43,611	35,779	21.9%	4.1%
SMEs	34,320	32,511	5.6%	0.1%
Corporate	88,766	94,892	-6.5%	0.6%
Total	**280,398**	**257,169**	**9.0%**	**2.9%**
Other transactions[1]	73,522	68,324	7.6%	-2.4%
Expanded Portfolio	**353,920**	**325,493**	**8.7%**	**1.7%**

[1] Includes debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring activity-related assets and guarantees.

Santander

Funding from customers advances, highlighted by deposits

Funding from customers (R$ billion)


5%
3%
300.7
300.7
309.2
307.6
316.8
Mar.17
Jun.17
Sep.17
Dec.17
Mar.18

R$ million	Mar 18	Mar 17	12M	3M
Demand deposits	16,799	14,824	13.3%	-2.2%
Saving deposits	41,409	36,114	14.7%	2.1%
Time deposits + debentures[1]	219,029	191,074	14.6%	2.9%
Financial Bills[2]	39,581	58,667	-32.5%	7.2%
Funding from customers	**316,818**	**300,678**	**5.4%**	**3.0%**
(-) Reserve requirements	(61,601)	(61,751)	-0.2%	-1.9%
Others	60,799	56,801	7.0%	-0.4%
Total Funding	**316,016**	**295,728**	**6.9%**	**3.3%**
Assets under management	298,943	257,362	16.2%	2.1%
Total Funding + AUM	**614,959**	**553,090**	**11.2%**	**2.7%**

[1]Includes LCI (Real Estate Credit Notes) and LCA (Agribusiness Notes). 2 Includes COEs (Structured Notes Certificate).

Santander

Customer base and transactionality continue to sustain fee growth


Fees (R$ million)
11%
-2%
3,709
3,792
3,871
4,239
4,134
1Q17
2Q17
3Q17
4Q17
1Q18

R$ million	1Q18	1Q17	12M	3M
Asset Management	252	263	-4.3%	1.2%
Current account	798	654	22.0%	4.4%
Lending operations	386	370	4.2%	3.4%
Insurance	662	588	12.6%	-8.2%
Cards	1,360	1,154	17.8%	-3.5%
Collection services	373	348	7.2%	2.2%
Securities placement, Custody and Brokerage	162	179	-9.6%	-19.3%
Other	143	153	-6.8%	-9.1%
Total	**4,134**	**3,709**	**11.5%**	**-2.5%**

Santander

Performance of loan portfolio quality indicators corroborates the effectiveness of our risk models


NPL from 15 to 90 days
6.9%
6.3%
5.8%
5.7%
6.0%
5.5%
4.8%
4.5%
4.2%
4.3%
4.3%
3.4%
3.1%
2.5%
2.2%
Mar.17
Jun.17
Sep.17
Dec.17
Mar.18
NPL over 90 days
4.0%
3.9%
3.7%
3.7%
3.7%
2.9%
2.9%
2.9%
3.2%
2.9%
2.5%
1.9%
2.0%
1.9%
2.0%
Mar.17
Jun.17
Sep.17
Dec.17
Mar.18
Coverage Ratio over 90 days
229%
229%
230%
202%
216%
Mar.17
Jun.17
Sep.17
Dec.17
Mar.18
Individuals
Total
Corporate & SMEs

Santander

Risk management reflected in improved cost of credit


Allowance for Loan Losses[1] (R$ million) and Cost of Credit (%)
3.1%
3.2%
3.3%
3.5%
3.4%
2,264
2,360
2,429
2,656
2,652
3,052
2,907
3,051
3,303
3,204
(789)
(547)
(622)
(648)
(552)
1Q17
2Q17
3Q17
4Q17
1Q18
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

[1] As of 1Q17, it includes surety provisions.

Santander

Controlled costs and focus on increasing productivity lead to a better efficiency ratio in the year



Expenses (R$ million)
4%
-7%
4,629
4,550
4,806
5,183
4,805
490
501
527
551
548
4,139
4,049
4,279
4,632
4,257
1Q17
2Q17
3Q17
4Q17
1Q18
General expenses
Depreciation and amortization

R$ million	1Q18	1Q17	12M	3M
General Expenses	4,257	4,139	2.9%	-8.1%
Administrative Expenses	1,948	1,938	0.5%	-14.0%
Personnel Expenses	2,309	2,200	4.9%	-2.4%
Depreciation and amortization	548	490	11.8%	-0.5%
Total	**4,805**	**4,629**	**3.8%**	**-7.3%**

Efficiency Ratio


44.9%
43.4%
43.7%
44.3%
40.0%
-4.9 p.p. YoY
1Q17
2Q17
3Q17
4Q17
1Q18

Recurrence Ratio


80.1%
83.4%
80.5%
81.8%
86.0%
+5.9 p.p. YoY
1Q17
2Q17
3Q17
4Q17
1Q18

ROAA


1.3%
1.4%
1.6%
1.6%
1.6%
+0.3 p.p. YoY
1Q17
2Q17
3Q17
4Q17
1Q18

ROAE


15.9%
15.8%
17.1%
18.3%
19.1%
+3.2 p.p. YoY
1Q17
2Q17
3Q17
4Q17
1Q18

Santander

Comfortable capital and liquidity levels

Loans/ Funding from customers


85.5%
88.6%
88.5%
Mar.17
Dec.17
Mar.18

BIS Ratio


15.8%
15.8%
15.3%
12.7%
12.7%
13.0%
Mar.17
Dec.17
Mar.18
BIS Ratio
CET1 - Fully Loaded

In the quarter, **we declared R$ 600 million in IoC**

Agenda

Santander

Solid and sustainable Business Model...

... profitability growth to shareholders

...improvement of customer **experience**

Net profit rises **25%** in the year

Total revenues grew **14%** in the year

Loan portfolio **quality indicators** remain at **controlled levels**

Increased productivity and controlled costs

ROE: 19.1%, +320bps (1Q18, YoY)

- EXPERIENCE
- INNOVATION
- OUTLOOK

1st Santander Brasil Investor Day

São Paulo, 2018

10/31

Starting at 12:00 p.m.

033 Rooftop | Teatro Santander

Please visit the Investor Relations website for further information

www.ri.santander.com.br

Santander

Santander Global Corporate Banking

Santander Corporate

Santander Negócios e Empresas

Santander Financiamentos

Santander Asset Management

Santander Private Banking

Santander Select

Santander Van Gogh

Santander Universidades

prospera
Santander Microcrédito

getnet
Uma empresa Santander

olé
consignado

webmotors
a marca automotiva nº1 do Brasil

universia

Santander Tecnologia

Santander Cultural

TEATRO
Santander

Appendix


GO

Santander

Managerial P&L	1Q18	1Q17	Abs.	12M
R$ million				
Net Interest Income	**10,163**	**8,868**	**1,296**	**14.6%**
Allowance for Loan Losses	(2,652)	(2,264)	(388)	17.1%
Net Interest Income After Loan Losses	**7,511**	**6,604**	**908**	**13.7%**
Fees	4,134	3,709	425	11.5%
General Expenses	(4,805)	(4,629)	(176)	3.8%
Personnel Espenses + Profit Sharing	(2,309)	(2,200)	(109)	4.9%
Administrative Expenses	(2,496)	(2,429)	(68)	2.8%
Tax Expenses	(964)	(906)	(58)	6.5%
Other income (expenses)	(1,334)	(1,372)	38	-2.8%
Investments in Affiliates and Subidiaries	3	5	(3)	n.a.
Non-Operating Income	13	(68)	81	n.a.
Profit Before Taxes	**4,557**	**3,343**	**1,215**	**36.3%**
Income Tax and Social Contribution Tax	(1,615)	(973)	(642)	n.a.
Minority Interest	(83)	(90)	6	n.a.
Net Profit	**2,859**	**2,280**	**579**	**25.4%**

Santander

Managerial P&L	1Q17	2Q17	3Q17	4Q17	1Q18
R$ million					
Net Interest Income	**8,868**	**9,098**	**9,863**	**9,498**	**10,163**
Allowance for Loan Losses	(2,264)	(2,360)	(2,429)	(2,656)	(2,652)
Net Interest Income After Loan Losses	**6,604**	**6,738**	**7,434**	**6,843**	**7,511**
Fees	3,709	3,792	3,871	4,239	4,134
General Expenses	(4,629)	(4,550)	(4,806)	(5,183)	(4,805)
Personnel Expenses + Profit Sharing	(2,200)	(2,205)	(2,319)	(2,367)	(2,309)
Adminsitrative Expenses	(2,429)	(2,344)	(2,487)	(2,816)	(2,496)
Tax Expenses	(906)	(892)	(914)	(955)	(964)
Other Income (Expenses)	(1,372)	(1,528)	(1,835)	(1,084)	(1,334)
Investments in Affiliates and Subsidiaries	5	11	10	(1)	3
Non-Operating Income	(68)	(210)	(35)	53	13
Profit Before Taxes	**3,343**	**3,362**	**3,725**	**3,912**	**4,557**
Income Tax and Social Contribution Tax	(973)	(926)	(1,030)	(1,067)	(1,615)
Minority Interest	(90)	(101)	(110)	(93)	(83)
Net Profit	**2,280**	**2,335**	**2,586**	**2,752**	**2,859**

Santander

R$ million	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18
Current and Long-Term Assets	**701,088**	**640,995**	**664,984**	**672,561**	**713,329**
Cash and Cash Equivalents	5,405	8,261	7,080	11,234	10,658
Interbank Investments	52,642	51,599	49,963	46,761	44,335
Securities and Derivative Financial Instruments	166,131	168,391	182,557	171,730	193,149
Interbank Accounts	64,369	68,135	68,277	82,504	81,953
Lending Operations	240,629	240,014	246,068	255,486	262,811
Allowance for Loan Losses	(17,084)	(17,229)	(17,327)	(17,462)	(17,747)
Other Receivables	169,123	102,050	108,572	102,540	117,606
Other Assets	2,788	2,546	2,467	2,306	2,816
Permanent Assets	**12,430**	**12,056**	**11,784**	**11,172**	**11,019**
Investments	379	372	391	371	434
Fixed Assets	7,238	7,174	7,060	6,396	6,305
Intangibles	4,812	4,510	4,334	4,405	4,281
Goodwill net of amortization	1,703	1,249	795	930	863
Others	3,109	3,260	3,539	3,475	3,418
Total Assets	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**
Total Assets (Excluding Goodwill)	**711,814**	**651,801**	**675,973**	**682,802**	**723,485**

Santander

R$ million	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18
Current and Long-Term Liabilities	**649,710**	**589,129**	**611,637**	**621,824**	**659,629**
Deposits	148,012	178,615	204,118	203,532	221,268
Demand Deposits	14,824	16,175	15,980	17,177	16,799
Savings Deposits	36,114	37,064	38,570	40,572	41,409
Interbank Deposits	2,262	2,894	2,701	3,292	3,678
Time Deposits	94,813	122,482	146,867	142,481	159,378
Money Market Funding	160,419	150,083	141,526	129,962	134,834
Funds from Acceptance and Issuance of Securities	95,009	85,139	78,143	76,656	81,441
Interbank Accounts	1,390	1,790	1,571	264	1,752
Interbranch Accounts	2,210	2,719	3,051	4,275	2,879
Borrowings	28,040	28,007	26,235	33,471	32,231
Domestic On-Lending - Official Institutions	16,772	16,842	16,934	16,636	15,592
Derivative Financial Instruments	21,794	16,919	18,952	20,681	21,072
Other Payables	176,064	109,015	121,107	136,347	148,560
Deferred Income	543	519	506	511	470
Minority Interest	2,566	2,545	2,268	1,897	2,002
Equity	60,698	60,858	62,359	59,500	62,247
Total Libilities	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**
Equity (Excluding Goodwill)	**58,994**	**59,608**	**61,564**	**58,570**	**61,384**

Santander

R$ million	Mar.18	Mar.17	12M	Dec.17	3M
Individuals	**113,700**	**93,986**	**21.0%**	**108,115**	**5.2%**
Leasing / Auto Loans (*)	1,893	1,823	3.9%	1,852	2.3%
Credit Card	24,422	20,320	20.2%	24,421	0.0%
Payroll Loans	28,449	20,469	39.0%	25,616	11.1%
Mortgage	29,117	27,059	7.6%	28,112	3.6%
Agricultural Loans	5,329	3,860	38.1%	5,239	1.7%
Personal Loans / Others	24,490	20,456	19.7%	22,875	7.1%
Consumer Finance	**43,611**	**35,779**	**21.9%**	**41,884**	**4.1%**
Corporate	**123,086**	**127,404**	**-3.4%**	**122,563**	**0.4%**
Leasing / Auto Loans	2,852	2,737	4.2%	2,784	2.4%
Real Estate	5,802	8,808	-34.1%	6,577	-11.8%
Trade Finance	24,256	22,815	6.3%	17,379	39.6%
On-Lending	11,119	11,017	0.9%	13,919	-20.1%
Agricultural Loans	6,271	6,772	-7.4%	6,320	-0.8%
Working Capital / Others	72,787	75,254	-3.3%	75,584	-3.7%
Total	**280,398**	**257,169**	**9.0%**	**272,562**	**2.9%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 38,185 MM in Mar/18, R$ 36,238 MM in Dec/17 and R$ 31,465 MM in Mar/17.

Santander

WE INCREASED BY 30% OUR TURNOVER IN THE LAST 12 MONTHS

		1Q18	1Q17	12M
Credit	Turnover (R$ million)	24,796	20,273	22%
	Transactions (million)	190.8	168.2	13%
Debit	Turnover (R$ million)	16,107	11,186	44%
	Transactions (million)	273.9	180.4	52%
Total	Turnover (R$ million)	40,903	31,460	30%
	Transactions (million)	464.7	348.6	33%



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Uma empresa Santander



Santander

Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be :

Simple | Personal | Fair

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